Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-264278-03

January 16, 2024

The Connecticut Light and Power Company

doing business as Eversource Energy

Pricing Term Sheet

Issuer:	The Connecticut Light and Power Company doing business as Eversource Energy
Security:	$350,000,000 4.65% First and Refunding Mortgage Bonds, 2024 Series A, due 2029
Principal Amount:	$350,000,000
Maturity Date:	January 1, 2029
Coupon:	4.65%
Benchmark Treasury:	3.750% due December 31, 2028
Benchmark Treasury Price / Yield:	99-03 ¾ / 3.948%
Spread to Benchmark Treasury:	75 basis points
Yield to Maturity:	4.698%
Price to Public:	99.793% of the principal amount
Interest Payment Dates:	Semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2024
Optional Redemption Provisions:	Make-whole call at any time prior to December 1, 2028 (one month prior to the Maturity Date) at a discount rate of Treasury plus 15 basis points and on or after such date at par
Trade Date:	January 16, 2024
Settlement Date*:	January 23, 2024 (T+5)
CUSIP / ISIN:	207597 ER2 / US207597ER21
Expected Ratings**:	A1 (Moody’s); A+ (S&P); A+ (Fitch)
Joint Book-Running Managers:	BofA Securities, Inc.
BNY Mellon Capital Markets, LLC Goldman Sachs & Co. LLC Mizuho Securities USA LLC TD Securities (USA) LLC Wells Fargo Securities, LLC
Co-Managers:	Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the 2024 Series A Bonds in the secondary market prior to the date that is two business days before the settlement date will be required, by virtue of the fact that the 2024 Series A Bonds will initially settle T+5 (on January 23, 2024) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of 2024 Series A Bonds who wish to trade 2024 Series A Bonds prior to the date that is two business days before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com; BNY Mellon Capital Markets, LLC; Goldman Sachs & Co. LLC toll-free at (866) 471-2526; Mizuho Securities USA LLC toll-free at (866) 271-7403; TD Securities (USA) LLC toll-free at (855) 495-9846; or Wells Fargo Securities, LLC toll-free at (800) 645-3751.